

February 22, 2013

Via E-mail
Dong Woo Han
Chairman and Chief Executive Officer
Shinhan Financial Group Co., Ltd.
120, 2-Ga. Taepyung-Ro, Jung-Gu
Seoul 100-102, Korea

> **Re: Shinhan Financial Group Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **Form 6-K filed November 26, 2012**
> **Response dated November 9, 2012**
> **File No. 001-31798**

Dear Mr. Han:

We have reviewed your filings and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe a revision in future filings is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Notes to the Consolidated Financial Statements, page F-10

Interest Rate Risk Management from Non-Trading Positions, page F-46

1. We note your response to prior comment 10 to our letter dated September 27, 2012 regarding your discussion of interest rate risk for your non-trading portfolio and the disclosure of non-trading positions for interest rate Value at Risk (VaR) and Earnings at Risk (EaR). Your response contained helpful clarifying information that we believe would be beneficial for inclusion in your future filings disclosure. Specifically, please address the following in your future filings:

- Disclose that interest rate VaR and EaR represent the maximum amounts by which net assets and net interest income, respectively, may decrease or increase as of the dates indicated and that they have been computed based on the standardized guidelines proposed by the Basel Committee.

- Disclose why interest rate VaR cannot be meaningfully compared to the ten-day 99% confidence-level based VaR for managing trading risk.

- Provide clarifying disclosure explaining how VaR and EaR relate to each other and why differing trends exist between the two measures.

- Disclose the interest rate shock scenarios considered in your VaR and EaR analysis.

- Discuss the interest rate VaR and EaR limits you refer to at the top of page F-47.

Financial Instruments Measured at Fair Value, page F-57

2. We note your response to prior comment 11 regarding the discussion of the Level 3 instrument disclosures required by paragraph 27B(e) of IFRS 7. We note that these disclosures are required if the reasonably possible alternative assumptions would change fair value significantly, and significance is judged with respect to profit or loss, as well as total assets, total liabilities, and total equity, if applicable. We note from the example in your response related to a non-listed stock that the value based on a report prepared by an independent outside expert ranged from Won 5,704 per share to Won 70,448 per share, all based on a 95% confidence level. It would appear that this is the type of discussion and range of variability that is contemplated by the disclosure and is consistent with the principle of the standard so that investors can understand the judgment and range of variability that is used to determine the fair value of these instruments. Thus, to the extent that this example is representative of the variability of the instruments classified as Level 3, it would appear that changes in reasonably possible alternative assumptions would be significant to your profit or loss given the size of your Level 3 assets and liabilities relative to your net income. Thus, please advise, or revise your disclosures in future filings to provide the disclosures required by paragraph 27B(e) of IFRS 7 for all classes of instruments where changes in reasonably possible alternatives would change fair value significantly.

Form 6-K Filed November 26, 2012

Note 3 – Significant Accounting Policies, page 11

3. We note your disclosure that you started to record a synthetic option as a derivative contract since the third quarter of 2012 while it had been recorded comprising options separately. Your disclosure goes on to state that you have applied this change retrospectively, and accordingly have restated the comparative information of the statement of financial position, as well as certain line items on the income statement. Please clarify the guidance you relied upon prior to the change in accounting position and how the amounts were previously reflected in your financial statements (fair value, cost,

etc.). As part of your response, please clarify if you view the change as a change in accounting position or as a correction of an error, along with the basis for your conclusion.

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant